UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

UNCONSOLIDATED NET INCOME OF PS 45,367 MILLION FOR THE MONTH OF MAY 2007
TOTALING PS 316,766 MILLION FOR THE FIRST FIVE MONTHS OF 2007
Medellín, Colombia, June 12, 2007
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 45,367 million during the past month of May.
During May, total net interest income, including investment securities amounted to Ps 152,907 million. Additionally, total net fees and income from services totaled Ps 54,726 million.
Total assets amounted to Ps 28.56 trillion, total deposits totaled Ps 18.32 trillion and Bancolombia’s total shareholders’ equity amounted to Ps 3.40 trillion.
Bancolombia’s total loan portfolio increased 6.7% during May from Ps 18.13 trillion to Ps 19.35 trillion. The increase was mainly due to an acquisition of a loan portfolio amounting to approximately Ps 0.50 trillion loan portfolio from Bancolombia’s subsidiary Bancolombia Panama. Moreover, the positive dynamic of the loan portfolio explains the growth of net provisions.
Bonds increased from Ps 0.53 trillion to Ps 1.29 trillion during the month of May, as a result of Bancolombia’s issuance of USD 400 million (equivalent to Ps 0.76 trillion) aggregate principal amount of 6.875% Subordinated Notes due 2017.
Bancolombia’s (unconsolidated) level of past due loans as a percentage of total loans was 2.50% as of May 31, 2007, and the level of allowance for past due loans was 135.10% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), Bancolombia’s market share of the Colombian financial system in May 2007 was as follows: 19.3% of total deposits, 20.3% of total net loans, 20.3% of total savings accounts, 22.9% of total checking accounts and 13.8% of total time deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			May07/Apr07		Annual
(Ps Millions)	May-06	Apr-07	May-07	$	%	%
ASSETS
Cash and due from banks	1,064,137	2,865,659	1,414,014	-1,451,645	-50.66%	32.88%
Overnight funds sold	119,010	818,915	431,209	-387,706	-47.34%	262.33%
Total cash and equivalents	1,183,147	3,684,574	1,845,223	-1,839,351	-49.92%	55.96%

Debt securities	6,791,029	3,936,616	3,995,659	59,043	1.50%	-41.16%
Trading	4,241,033	1,696,308	1,839,681	143,373	8.45%	-56.62%
Available for Sale	1,488,197	1,139,126	1,067,918	-71,208	-6.25%	-28.24%
Held to Maturity	1,061,799	1,101,182	1,088,060	-13,122	-1.19%	2.47%
Equity securities	945,192	960,204	955,158	-5,046	-0.53%	1.05%
Trading	2,800	578	597	19	3.29%	-78.68%
Available for Sale	942,392	959,626	954,561	-5,065	-0.53%	1.29%
Market value allowance	-59,760	-29,702	-29,789	-87	0.29%	-50.15%
Net investment securities	7,676,461	4,867,118	4,921,028	53,910	1.11%	-35.89%

Commercial loans	10,739,180	14,000,684	15,038,857	1,038,173	7.42%	40.04%
Consumer loans	2,244,762	2,863,927	2,940,779	76,852	2.68%	31.01%
Small business loans	40,023	121,756	116,163	-5,593	-4.59%	190.24%
Mortgage loans	1,640,265	1,797,894	1,924,507	126,613	7.04%	17.33%
Allowance for loans and financial leases losses	-545,456	-656,957	-673,673	-16,716	2.54%	23.51%
Net total loans and financial leases	14,118,774	18,127,304	19,346,633	1,219,329	6.73%	37.03%

Accrued interest receivable on loans	163,016	204,684	217,828	13,144	6.42%	33.62%
Allowance for accrued interest losses	-7,084	-8,956	-9,437	-481	5.37%	33.22%
Net total interest accrued	155,932	195,728	208,391	12,663	6.47%	33.64%

Customers’ acceptances and derivatives	64,364	193,835	242,748	48,913	25.23%	277.15%
Net accounts receivable	226,857	308,803	321,557	12,754	4.13%	41.74%
Net premises and equipment	340,798	362,925	374,029	11,104	3.06%	9.75%
Foreclosed assets	25,757	13,986	14,122	136	0.97%	-45.17%
Prepaid expenses and deferred charges	25,582	27,353	36,972	9,619	35.17%	44.52%
Goodwill	50,109	30,946	28,641	-2,305	-7.45%	-42.84%
Other	320,194	354,999	370,598	15,599	4.39%	15.74%
Reappraisal of assets	658,799	896,479	853,640	-42,839	-4.78%	29.58%

Total assets	24,846,774	29,064,050	28,563,582	-500,468	-1.72%	14.96%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,379,969	4,124,970	3,896,674	-228,296	-5.53%	15.29%
Checking accounts	3,033,207	3,836,485	3,606,203	-230,282	-6.00%	18.89%
Other	346,762	288,485	290,471	1,986	0.69%	-16.23%

Interest bearing	11,297,909	15,244,686	14,420,880	-823,806	-5.40%	27.64%
Checking accounts	286,202	358,588	293,438	-65,150	-18.17%	2.53%
Time deposits	3,176,771	3,548,566	3,561,845	13,279	0.37%	12.12%
Savings deposits	7,834,936	11,337,532	10,565,597	-771,935	-6.81%	34.85%

Total deposits	14,677,878	19,369,656	18,317,554	-1,052,102	-5.43%	24.80%
Overnight funds	1,628,265	686,119	439,938	-246,181	-35.88%	-72.98%
Bank acceptances outstanding	69,380	51,205	50,323	-882	-1.72%	-27.47%
Interbank borrowings	1,947,450	2,210,286	1,266,191	-944,095	-42.71%	-34.98%
Borrowings from domestic development banks	1,063,499	907,071	918,425	11,354	1.25%	-13.64%
Accounts payable	767,442	1,176,300	2,099,373	923,073	78.47%	173.55%
Accrued interest payable	128,986	125,522	119,431	-6,091	-4.85%	-7.41%
Other liabilities	243,887	268,733	275,230	6,497	2.42%	12.85%
Bonds	1,009,566	532,050	1,285,030	752,980	141.52%	27.29%
Accrued expenses	295,111	340,517	389,576	49,059	14.41%	32.01%

Total liabilities	21,831,464	25,667,459	25,161,071	-506,388	-1.97%	15.25%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	363,914	363,914	—	0.00%	0.00%

Retained earnings	1,514,754	1,695,503	1,740,870	45,367	2.68%	14.93%
Appropiated	1,228,943	1,424,104	1,424,104	—	0.00%	15.88%
Unappropiated	285,811	271,399	316,766	45,367	16.72%	10.83%

Reappraisal and others	1,143,077	1,355,429	1,312,589	(42,840)	-3.16%	14.83%
Gross unrealized gain or loss on debt securities	(6,435)	(18,255)	(14,862)	3,393	-18.59%	130.96%

Total shareholder’s equity	3,015,310	3,396,591	3,402,511	5,920	0.17%	12.84%

Total liabilities and shareholder’s equity	24,846,774	29,064,050	28,563,582	(500,468)	-1.72%	14.96%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	May-06	May-07%		Apr-07	May-07%
Interest income and expenses
Interest on loans	711,264	968,569	36.18%	205,108	210,428	2.59%
Interest on investment securities	12,598	111,707	786.70%	29,831	24,223	-18.80%
Overnight funds	9,445	19,598	107.50%	4,632	4,804	3.71%
Total interest income	733,307	1,099,874	49.99%	239,571	239,455	-0.05%

Interest expense
Checking accounts	3,239	6,959	114.85%	1,263	995	-21.22%
Time deposits	87,169	100,158	14.90%	20,975	21,336	1.72%
Savings deposits	90,300	172,380	90.90%	38,978	39,821	2.16%
Total interest on deposits	180,708	279,497	54.67%	61,216	62,152	1.53%

Interbank borrowings	46,982	35,539	-24.36%	9,970	10,624	6.56%
Borrowings from domestic development banks	24,474	21,504	-12.14%	4,696	4,914	4.64%
Overnight funds	22,799	28,922	26.86%	3,092	4,064	31.44%
Bonds	35,333	21,409	-39.41%	3,805	4,794	25.99%
Total interest expense	310,296	386,871	24.68%	82,779	86,548	4.55%

Net interest income	423,011	713,003	68.55%	156,792	152,907	-2.48%
Provision for loan and accrued interest losses, net	(74,170)	(122,357)	64.97%	(28,914)	(41,745)	44.38%
Recovery of charged-off loans	25,146	24,259	-3.53%	3,934	6,990	77.68%
Provision for foreclosed assets and other assets	(12,203)	(8,925)	-26.86%	(2,895)	(1,508)	-47.91%
Recovery of provisions for foreclosed assets and other assets	12,100	36,416	200.96%	3,446	7,047	104.50%

Total net provisions	(49,127)	(70,607)	43.72%	(24,429)	(29,216)	19.60%
Net interest income after provision for loans and accrued interest losses	373,884	642,396	71.82%	132,363	123,691	-6.55%

Commissions from banking services and other services	30,006	34,038	13.44%	6,129	7,702	25.66%
Electronic services and ATM’s fees, net	35,092	28,019	-20.16%	4,691	5,839	24.47%
Branch network services, net	21,527	39,998	85.80%	7,462	8,449	13.23%
Collections and payments fees, net	27,722	42,505	53.33%	8,346	9,232	10.62%
Credit card merchant fees, net	3,663	9,517	159.81%	1,800	1,598	-11.22%
Credit and debit card fees, net	98,129	97,048	-1.10%	20,584	19,917	-3.24%
Checking fees, net	24,336	27,397	12.58%	5,182	5,930	14.43%
Check remittance, net	4,659	4,182	-10.24%	819	665	-18.80%
International operations, net	9,961	13,573	36.26%	2,751	2,651	-3.64%
Total fees and other service income	255,095	296,277	16.14%	57,764	61,983	7.30%

Other fees and service expenses	(28,353)	(36,580)	29.02%	(7,185)	(7,257)	1.00%
Total fees and income from services, net	226,742	259,697	14.53%	50,579	54,726	8.20%

Other operating income
Net foreign exchange gains	91,323	(84,599)	-192.64%	(17,128)	(54,135)	216.06%
Forward contracts in foreign currency	(48,290)	126,783	-362.55%	27,472	72,015	162.14%
Gains(Loss) on sales of investments on equity securities	43,128	(13,208)	-130.63%	111	—	*
Gains on sale of mortgage loan		—	0.00%	—	—	0.00%
Dividend income	128,538	122,067	-5.03%	33	103	212.12%
Communication, rent payments and others	658	594	-9.73%	112	120	7.14%
Total other operating income	215,357	151,637	-29.59%	10,600	18,103	70.78%

Total income	815,983	1,053,730	29.14%	193,542	196,520	1.54%
Operating expenses
Salaries and employee benefits	219,722	248,289	13.00%	49,738	50,789	2.11%
Bonus plan payments	7,339	18,076	146.30%	3,547	4,342	22.41%
Compensation	1,173	8,835	653.20%	2,186	763	-65.10%
Administrative and other expenses	263,755	322,207	22.16%	67,063	63,334	-5.56%
Deposit security, net	20,274	17,032	-15.99%	2,175	4,276	96.60%
Donation expenses	53	192	262.26%	29	64	120.69%
Depreciation	28,869	31,422	8.84%	6,031	7,361	22.05%
Total operating expenses	541,185	646,053	19.38%	130,769	130,929	0.12%

Net operating income	274,798	407,677	48.36%	62,773	65,591	4.49%
Merger expenses	11,028	—	*	—	—	0.00%
Goodwill amortization	9,681	11,523	19.03%	2,304	2,305	0.04%
Non-operating income (expense)
Other income	116,777	39,054	-66.56%	10,855	5,963	-45.07%
Other expense	(20,603)	(21,374)	3.74%	(2,681)	(3,683)	37.37%
Total non-operating income	96,174	17,680	-81.62%	8,174	2,280	-72.11%
Income before income taxes	350,263	413,834	18.15%	68,643	65,566	-4.48%
Income tax expense	(64,452)	(97,068)	50.61%	(20,210)	(20,199)	-0.05%

Net income	285,811	316,766	10.83%	48,433	45,367	-6.33%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 12, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance